UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              Digital Fusion, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25386R-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 G. STEWART HALL
                                MADISON RUN, LLC
                          1331 H STREET NW-12TH FLOOR
                             WASHINGTON, D.C. 2005
                                 (202) 842-5077
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 25386R-10-1
--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Madison Run, LLC  20-1031218


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   WC

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   Delaware

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            1,125,001

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,125,001

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,001 shares*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.              Percent of Class Represented by Amount in Row (11)
                        15.3%

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   OO

--------------------------------------------------------------------------------
* The Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to these securities (which include an immediately exercisable option to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009). The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Madison Run Holdings, LLC


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   AF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   Delaware

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            1,125,001

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,125,001

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,001 shares*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.            Percent of Class Represented by Amount in Row (11) 15.3%

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   OO

--------------------------------------------------------------------------------

* As general manager of Madison Run, LLC, the Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to these securities (which include an immediately exercisable option to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009). The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   G. Stewart Hall


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            1,125,001

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,125,001

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,001 shares*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.              Percent of Class Represented by Amount in Row (11)
                        15.3%

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* As manager and sole member of Madison Run Holdings, LLC, the general manager of Madison Run, LLC, the Reporting Person has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to these securities (which include an immediately exercisable option to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009). The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Wayne L. Berman


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)      [   ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   James J. Baker


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.           Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 5.5556% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Johnson M. Green


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Thomas J. Young


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.            Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 2.2222% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Virginia Wright


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)      [   ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................
--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   00

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            40,000

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            40,000

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,000 shares*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) 0.5 %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 4.4444% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person beneficially owns 40,000 vested options for shares of Common Stock for which she possesses sole voting and investment power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Gary S. Ryan


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................
--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   00

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            150,000

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            150,000

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000 shares*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) 2.3 %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 22.2222% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person beneficially owns 150,000 vested options for shares of Common Stock for which he possesses sole voting and investment power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   H. Ray Cole, Jr.


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 7.7778% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

CUSIP No. 25386R-10-1

--------------------------------------------------------------------------------
       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Andrew K. Maloney


--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]

                   (b) [X]


--------------------------------------------------------------------------------
       3.          SEC Use Only
                   .............................................................

  ------------------------------------------------------------------------------
       4. Source of Funds (See Instructions)
                   PF

  ------------------------------------------------------------------------------
       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
 to Items 2(d) or 2(e) [   ]


  ------------------------------------------------------------------------------
       6.          Citizenship or Place of Organization
                   United States Citizen

  ------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            -0-

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            -0-

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-

  ------------------------------------------------------------------------------
       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   -0-*

  ------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


--------------------------------------------------------------------------------
       13.             Percent of Class Represented by Amount in Row (11) -0- %

--------------------------------------------------------------------------------
       14.         Type of Reporting Person (See Instructions)
                   IN

--------------------------------------------------------------------------------
* The Reporting Person directly owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run, LLC. Madison Run, LLC beneficially owns 1,125,001 shares of Common Stock of the Issuer. Pursuant to the Madison Run, LLC Operating Agreement, filed herewith as Exhibit B, the general manager of Madison Run, LLC has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run, LLC. As a member of Madison Run, LLC, the Reporting Person does not hold or share such power. The Reporting Person does not hold or share voting or investment power with respect to shares of Common Stock individually held by Gary Ryan and Virginia Wright, as disclosed herein.

Item 1.                   Security and Issuer


     This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Digital Fusion, Inc. (the "Issuer"), whose principal executive offices are located at 4940-A Corporate Drive, Huntsville, Alabama 35805.


Item 2.                   Identity and Background

     This statement is being filed by Madison Run, LLC, a Delaware limited liability company ("Madison Run"), Madison Run Holdings, LLC, a Delaware limited liability company ("Holdings"), G. Stewart Hall ("Hall"), Wayne L. Berman ("Berman"), James J. Baker ("Baker"), Johnson M. Green ("Green"), Thomas J. Young ("Young"), Virginia Wright ("Wright"), Gary S. Ryan ("Ryan"), H. Ray Cole, Jr. ("Cole") and Andrew K. Maloney ("Maloney").

     Madison Run is a Delaware limited liability company with principal executive offices located at 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005. Madison Run's general manager is Holdings and its outstanding membership interests are owned by Holdings, Berman, Baker, Green, Young, Wright, Ryan, Cole and Maloney. It was formed in October 2003 and its initial business purpose is to invest in the Issuer. Its Certificate of Formation and its Operating Agreement are attached hereto as Exhibit A and Exhibit B, respectively.

     Holdings is a Delaware limited liability company with principal executive offices located at 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005. Holdings' manager and sole member is Hall. It was formed in May 2004 and its business purpose is to invest in Madison Run. Its Certificate of Formation and its Operating Agreement are attached hereto as Exhibit D and Exhibit E, respectively.

     Hall's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Chief Executive Officer of Federalist Group, L.L.C., a government relations firm. He is a United States citizen.

     Berman's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Principal of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

     Baker's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Principal of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

     Green's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as President of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

     Young's business address is 170 Graphics Drive. Mail Stop IW-1501, Madison, Alabama 35758 and his principal occupation or employment is as Vice President of Intergraph Corporation, a graphics software company. He is a United States citizen.

         Wright's business address is 4940-A Corporate Drive, Huntsville, Alabama 35805 and her principal occupation or employment is as Director of Government Marketing of the Issuer. She is a United States citizen.

         Ryan's business address is 4940-A Corporate Drive, Huntsville, Alabama 35805 and his principal occupation or employment is as President and Director of the Issuer. He is a United States citizen.

         Cole's business address is 101 Constitution Avenue N.W. - Suite 600 West, Washington D.C. 20001 and his principal occupation or employment is as Vice President of Van Scoyoc Associates, Inc., a government affairs firm. He is a United States citizen.

         Maloney's business address is 1331 H Street, N.W. - 12th Floor, Washington D.C. 20005 and his principal occupation or employment is as Principal of Federalist Group L.L.C., a government relations firm. He is a United States citizen.

         During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.
                          Source and Amount of Funds or Other Consideration
         The funds or other consideration used to acquire the Issuer's securities consisted of Madison Run's working capital provided by its members in exchange for their membership interests. The source of Madison Run's working capital is as follows:

o        From Holdings, the capital was furnished by its affiliate, Hall; and
o From Hall, Berman, Baker, Green, Young, Wright, Ryan, Cole and Maloney, the capital was furnished by each such person's personal funds.

         Ryan acquired his options to purchase Common Stock as a result of his employment with the Issuer.

         Wright acquired her options to purchase Common Stock as a result of her employment with the Issuer.



Item 4.
                          Purpose of Transaction

            Berman, Baker, Green, Young, Wright, Ryan, Cole and Maloney acquired membership interests in Madison Run solely for investment purposes. Hall, as manager of Holdings, the general manager of Madison Run, has sole voting and investment power (as described in Rule 13d-3 of the Exchange Act) with respect to securities held by Madison Run. As members of Madison Run, Berman, Baker, Green, Young, Wright, Ryan, Cole and Maloney do not hold or share such voting or investment power with respect to the Issuer's securities.

         Hall (through Madison Run and Holdings) acquired beneficial ownership of shares of Common Stock of the Issuer for investment purposes and with the intent of obtaining some influence over the future strategic direction and operations of the Issuer. Through his beneficial ownership of the shares of Common Stock, Hall will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote.

         Hall intends actively to seek out and consider strategic alternatives for enhancing the value of Madison Run's investment in the Issuer or other extraordinary matters relating to the Issuer which are or may become available to Madison Run with respect to its holdings in the Issuer on a continuing basis. Such strategic alternatives include, among other things: continued ownership of the shares of Common Stock currently beneficially owned by Madison Run and acquiring additional securities of the Issuer in the open market, directly from the Issuer, in privately negotiated transactions or otherwise; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or security issuance; proposing or effecting a capital raising transaction; or proposing or effecting any other transaction or matter that would constitute or result in one or more of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. The consummation of any of the strategic alternatives described above may result in a change of control of the Issuer and may result in Hall (through Madison Run and Holdings) obtaining shared control of the Issuer. In considering or negotiating strategic alternatives for enhancing the value of Madison Run's investment in the Issuer or other extraordinary matters relating to the Issuer, Hall intends to consider, among other things the availability of other strategic alternatives, the effects of a change of control of the Issuer, current and anticipated future trading prices for the Common Stock, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and tax considerations.

         Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Hall to consider other alternatives. However, there can be no assurance that Hall will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of Madison Run's holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Hall.

         As a substantial beneficial owner of shares of Common Stock, Hall expects to provide advice to management of the Issuer on an ongoing basis with respect to strategic alternatives, as described above or otherwise, and certain operations of the Issuer. He may also provide consulting or other services to the Issuer with respect to such activities and may be compensated for such services.

         Except as noted above, as of the date of this Schedule 13D, the Reporting Persons have not at the present time, either individually or as a group, formulated any plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Ryan was appointed to the Issuer's Board of Directors on April 27, 2004 and was appointed President of the Issuer on May 5, 2004. Both appointments were prior to and unrelated to (i) Ryan's investment in Madison Run and (ii) Madison Run's investment in the Issuer.

Item 5.
                          Interest in Securities of the Issuer

    (a)(i) Madison Run beneficially owns 1,125,001 shares or approximately 15.3% of the outstanding shares of Common Stock. These shares consist of 608,108 shares of Common Stock and 516,893 shares of Common Stock issuable upon exercise of a Warrant (which is currently exercisable), dated as of May 11, 2004 by the Issuer and granted in favor of Madison Run which is filed as Exhibit G hereto (the "Warrant"). In accordance with Rule 13d-4 of the Exchange Act, Madison Run disclaims beneficial ownership of (a) 150,000 shares of Common Stock beneficially owned by Ryan and (b) 40,000 shares of Common Stock beneficially owned by Wright.

     (ii) As general manager of Madison Run, Holdings beneficially owns 1,125,001 shares held of record by Madison Run or approximately 15.3% of the outstanding shares of Common Stock. These shares consist of 608,108 shares of Common Stock and 516,893 shares of Common Stock issuable upon exercise of the Warrant. In accordance with Rule 13d-4 of the Exchange Act, Holdings disclaims beneficial ownership of (a) 150,000 shares of Common Stock beneficially owned by Ryan and (b) 40,000 shares of Common Stock beneficially owned by Wright.

     (iii) As manager and sole member of Holdings, the general manager of Madison Run, Hall beneficially owns 1,125,001 shares held of record by Madison Run or approximately 15.3% of the outstanding shares of Common Stock. These shares consist of 608,108 shares of Common Stock and 516,893 shares of Common Stock issuable upon exercise of the Warrant. In accordance with Rule 13d-4 of the Exchange Act, Hall disclaims beneficial ownership of (a) 150,000 shares of Common Stock beneficially owned by Ryan and (b) 40,000 shares of Common Stock beneficially owned by Wright.

      (iv) Berman does not beneficially own any outstanding shares of Common Stock. Berman owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Berman does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Berman disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

       (v) Baker does not beneficially own any outstanding shares of Common Stock. Baker owns a membership interest comprising 5.5556% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Baker does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Baker disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

       (vi) Green does not beneficially own any outstanding shares of Common Stock. Green owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Green does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Green disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

     (vii) Young does not beneficially own any outstanding shares of Common Stock. Young owns a membership interest comprising 2.2222% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Young does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Young disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

    (viii) Wright beneficially owns 40,000 options to purchase shares of Common Stock. Wright also owns a membership interest comprising 4.4444% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Wright does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Wright disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall and (b) 150,000 shares of Common Stock beneficially owned by Ryan.

     (ix) Ryan beneficially owns 150,000 options to purchase shares of Common Stock. Ryan owns a membership interest comprising 22.2222% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Ryan does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Ryan disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall and (b) 40,000 shares of Common Stock beneficially owned by Wright.

      (x) Cole does not beneficially own any outstanding shares of Common Stock. Cole owns a membership interest comprising 7.7778% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Cole does not hold or share voting or investment power with respect to Common Stock owned by Madison

              Run. In accordance with Rule 13d-4 of the Exchange Act, Cole disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

      (xi) Maloney does not beneficially own any outstanding shares of Common Stock. Maloney owns a membership interest comprising 11.1111% of the currently outstanding membership interests of Madison Run. As a member of Madison Run, Maloney does not hold or share voting or investment power with respect to Common Stock owned by Madison Run. In accordance with Rule 13d-4 of the Exchange Act, Maloney disclaims beneficial ownership of (a) 1,125,001 shares of Common Stock, the ownership of which is attributable to each of Madison Run, Holdings and Hall, (b) 150,000 shares of Common Stock beneficially owned by Ryan and (c) 40,000 shares of Common Stock beneficially owned by Wright.

   (b)(i) Madison Run holds the sole power to vote and/or dispose of 1,125,001 shares of Common Stock (which include an immediately exercisable option to purchase 516,893 shares of Common Stock pursuant to a warrant which expires on May 11, 2009). As general manager of Madison Run, Holdings holds the sole power to vote and/or dispose of any of the 1,125,001 shares of Common Stock held by Madison Run. As manager and sole member of Holdings, Hall holds the sole power to vote and/or dispose of any of the 1,125,001 shares of Common Stock held by Madison Run. No other person or entity holds or shares the power to vote and/or dispose of any of the 1,125,001 shares of Common Stock held by Madison Run.

          (ii) Wright holds the sole power to dispose of 40,000 options to purchase shares of Common Stock. Upon exercise of such options, Wright will hold the sole power to vote and/or dispose of such shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of any of Wright's 40,000 options to purchase shares of Common Stock.

         (iii) Ryan holds the sole power to dispose of 150,000 options to purchase shares of Common Stock. Upon exercise of such options, Ryan will hold the sole power to vote and/or dispose of such shares of Common Stock. No other person or entity holds or shares the power to vote and/or dispose of any of Ryan's 150,000 options to purchase shares of Common Stock.

(c) In the past 60 days, (i) Madison Run, Holdings (as general manager of Madison Run) and Hall (as manager and sole member of Holdings) acquired 608,108 shares of Common Stock at a price of $0.74 per share pursuant to a Subscription Agreement, dated May 11, 2004 and attached hereto as Exhibit C, and the right to purchase 516,893 shares of Common Stock (304,054 shares at $0.89 per share and 212,839 shares at $0.94 per share) issuable upon the exercise of the Warrant; (ii) Ryan, by virtue of his signing an employment agreement with the Issuer, was granted, on May 10, 2004, 150,000 vested options and 300,000 unvested options to purchase Common Stock; and (iii) Wright, by virtue of her signing an employment agreement with the Issuer, was granted, on May 10, 2004, 40,000 vested options and 60,000 unvested options to purchase Common Stock. The unvested options do not have a reasonable probability of vesting within 60 days of their grant. Furthermore, the contingency related to the vesting of such options is not under the control of Ryan or Wright. In the past 60 days, to the knowledge of the Reporting Persons, no other Reporting Person was involved in a transaction involving the Issuer's securities.

    (d)(i) Hall, as manager and sole member of Holdings, the general manager of Madison Run, has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Madison Run.

      (ii) Wright individually owns 40,000 options to purhcase shares of Common Stock and has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Wright.

     (iii) Ryan individually owns 150,000 options to purchase shares of Common Stock has the right to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Ryan.

 (e) To the knowledge of the Reporting Persons, none of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as noted below and included in Item 7 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.

         The Madison Run Operating Agreement, attached hereto as Exhibit B, contains terms and conditions that are customary for a limited liability company of its purpose, scope and size. This includes standard indemnification provisions, restrictions on the transfer of membership interests and the delegation of sole voting and investment power to Holdings, its general manager.

         The Operating Agreement of Holdings, attached hereto as Exhibit E, gives Hall, its sole member and manager, 100% ownership interest, voting power, investment power and distribution rights. All other terms and conditions are customary for a single member-managed limited liability company.

         The Subscription Agreement, attached hereto as Exhibit C, by and between Madison Run and the Issuer contains customary terms and conditions, including standard representations and warranties. It grants Madison Run the right to purchase 608,108 shares of Common Stock at a price of $0.74 per share and the right to purchase additional shares pursuant to the Warrant. It also includes certain registration rights.

         The Warrant, attached hereto as Exhibit G, granted in favor of Madison Run, gives Madison Run the right to purchase, at any time between May 11, 2004 and May 11, 2009, 516,893 shares of Common Stock (304,054 shares at $0.89 per share and 212,839 shares at $0.94 per share). It contains terms and conditions that are customary in warrant agreements of similar scope and size, including adjustment provisions.

         The Non-Qualified Stock Option Agreement for Ryan, attached hereto as Exhibit H, granted immediately exercisable options to purchase 150,000 shares of Common Stock as compensation for employment. It also granted Ryan an option to purchase 300,000 shares of Common Stock upon the achievement of certain financial objectives of the Issuer. All options may be exercised at a price of $0.81 per share and expire May 10, 2014.

         The Non-Qualified Stock Option Agreement for Wright, attached hereto as
Exhibit I, granted immediately exercisable options to purchase 40,000 shares of Common Stock as compensation for employment. It also granted Wright an option to purchase 60,000 shares of Common Stock upon the achievement of certain financial objectives of the Issuer. All options may be exercised at a price of $0.81 per share and expire May 10, 2014.

         The Reporting Persons expressly disclaim that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         Pursuant to Rule 13d-4 under the Exchange Act, (i) Berman, Baker, Green, Young, Wright, Ryan, Cole and Maloney expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Madison Run, Holdings and Hall; (ii) Madison Run, Holdings, Hall, Berman, Baker, Green, Young, Ryan, Cole and Maloney expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Wright; and (iii) Madison Run, Holdings, Hall, Berman, Baker, Green, Young, Wright, Cole and Maloney expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by Ryan.

Item 7.                   Material to Be Filed as Exhibits


Exhibit A         Certificate of Formation of Madison Run

Exhibit B         Operating Agreement of Madison Run

Exhibit C         Subscription Agreement by and between Madison Run and the
                  Issuer

Exhibit D         Certificate of Formation of Holdings

Exhibit E         Operating Agreement of Holdings

Exhibit F         Form of Madison Run Subscription Agreement

Exhibit G         Warrant

Exhibit H         Non-Qualified Stock Option Agreement for Ryan

Exhibit I         Non-Qualified Stock Option Agreement for Wright

Exhibit J         Power of Attorney by Berman in favor of Hall

Exhibit K         Power of Attorney by Baker in favor of Hall

Exhibit L         Power of Attorney by Green in favor of Hall

Exhibit M         Power of Attorney by Young in favor of Hall

Exhibit N         Power of Attorney by Wright in favor of Hall

Exhibit O         Power of Attorney by Ryan in favor of Hall

Exhibit P         Power of Attorney by Cole in favor of Hall

Exhibit Q         Power of Attorney by Maloney in favor of Hall

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MADISON RUN, LLC
                                  By: Madison Run Holdings, LLC, general manager


Date:  May 18, 2004                       By:   /s/ G. Stewart Hall
                                                ----------------------
                                                G.  Stewart Hall, member-manager
                                                Madison Run Holdings, LLC


                                          MADISON RUN HOLDINGS, LLC

Date:  May 18, 2004                       By:   /s/ G. Stewart Hall
                                              ---------------------
                                              G. Stewart Hall, member-manager


Date:  May 18, 2004                         /s/ G. Stewart Hall
                                           ---------------------
                                                G. Stewart Hall

Date:  *                                              *
                                            -----------------------
                                                Wayne L. Berman

Date:  *                                              *
                                            -----------------------
                                                James J. Baker

Date:  *                                              *
                                            -----------------------
                                                Johnson M. Green

Date:  *                                              *
                                            -----------------------
                                                Thomas J. Young

Date:  *                                              *
                                            -----------------------
                                                Virginia Wright

Date:  *                                              *
                                            -----------------------
                                                Gary S. Ryan

Date:  *                                              *
                                            -----------------------
                                                 H. Ray Cole, Jr.

Date:  *                                              *
                                            -----------------------
                                                Andrew K. Maloney

Date:  May 18, 2004                            /s/ G. Stewart Hall
                                              ---------------------
                                              By:   G. Stewart Hall
                                                 * Attorney-in-Fact